EXHIBIT 99.1
17 May 2021
National Grid plc

Three-year rate plan proposal filed for National Grid’s
Downstate New York businesses

National Grid, the Department of Public Service Staff, and other settling parties have filed a Joint Proposal for a multi-year rate settlement for National Grid’s Downstate New York natural gas distribution businesses, the Brooklyn Union Gas Company and KeySpan Gas East Corporation. These gas companies serve 1.9 million gas customers in New York City and Long Island and represent almost 30% of the Company’s US rate base.

The proposed settlement is for a three-year rate plan with new rates back-dated to April 2020. A final decision from the New York Public Service Commission is expected later this summer.

The settlement maintains focus on managing customer affordability in response to the economic downturn caused by COVID-19, while funding programmes necessary to maintain safe and reliable service, modernise the gas networks, and promote economic growth in the State. It includes investment to address the long-term gas supply constraint in Downstate New York, as well as programmes to reduce methane emissions and support clean gas to help the State’s environmental goals.

For further information on this filing, please follow https://investors.nationalgrid.com/news-and-reports/factsheets/latest to the fact sheet section of our investor website.
Investors and Analysts

Nick Ashworth	+44 (0) 7814 355 590 (m)
Angela Broad	+44 (0) 7825 351 918 (m)
James Flanagan	+44 (0) 7970 778 952 (m)
Jon Clay	+44 (0) 7899 928 247 (m)
Peter Kennedy	+44 (0) 7966 200 094 (m)
Media

Surinder Sian	+44 (0) 7812 485 153 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as the impact of COVID-19 on our operations, our employees, our counterparties, our funding and our regulatory and legal obligations, but also, more widely, changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including the implementation of the RIIO-2 price controls as well as increased economic uncertainty following the COVID-19 pandemic; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the acquisition of WPD, the sale of the Company’s Rhode Island gas and electricity business and the proposed sale of a majority stake in its UK gas transmission business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 227 to 230 of National Grid’s most recent Annual Report and Accounts as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2019 published on 12 November 2020. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.